MILBANK, TWEED, HADLEY & McCLOY LLP

1 Chase Manhattan Plaza

New York, NY 10005-1413

January 27, 2006

Intelsat, Ltd.

Form S-4 filed November 4, 2005

File No. 333-129465

Form 20-F for Fiscal Year Ended December 31, 2004

Form 10-Q for the Fiscal Quarters Ended June 30, 2005

File No. 0-50262

Mr. Larry M. Spirgel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Dear Mr. Spirgel:

We note the receipt by Intelsat, Ltd. (the “Company”), a Bermuda corporation, of the comment letter (the “Comment Letter”) dated December 12, 2005 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F and the above-referenced Form 10-Q. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter.

In response to the Staff’s comments raised in the Comment Letter, the Company intends to revise in the manner described in this letter certain disclosures in an Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 File No. 333-129465 (the “Form S-4”) to be filed at a later date, relating to the exchange offer of Intelsat Subsidiary Holding Company, Ltd., a Bermuda corporation and wholly owned subsidiary of the Company, for its $1,000,000,000 Floating Rate Senior Notes due 2012, $875,000,000 8 1/4% Senior Notes due 2013 and $675,000,000 8 5/8% Senior Notes due 2015 and the related guarantees of the Company and certain subsidiary guarantors, previously issued and sold pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. Where appropriate, pages from the Form S-4 with the revised disclosure have been attached to this letter as an exhibit. These pages are marked to show changes from the disclosure in the original Form S-4 filed on November 4, 2005.

To assist the Staff review, we have included the text of the Staff’s comments below in bold type. Except as otherwise noted in this letter, the information provided in response to the Staff’s comments has been supplied by the Company, which is solely responsible for such information.

Adjusted EBITDA, page 66

1.	We note your response to comment 1 and your discussion of Consolidated EBITDA, Covenant EBITDA, Indenture EBITDA, and adjusted EBITDA on page 97-100 of your S-4. If you choose to present EBITDA as defined in your debt covenants please present only the historical and required EBITDA as defined in your debt covenants. Also discuss circumstances surrounding your use of this non-GAAP measure to demonstrate compliance with financial covenants contained in your credit agreements and disclose whether you are in compliance with your debt covenants.

The Company notes the Staff’s comment and will revise the disclosure on pages 97-100 of the Form S-4 to only present Consolidated EBITDA, which is the measure used in the Company’s credit agreement, and Indenture EBITDA, which is the measure used in the indenture for the notes being registered, in each case for the year ended December 31, 2004 and updated for the nine months ended September 30, 2005. The Company will further modify the disclosure on these pages to be responsive to the Staff’s other comments noted in this Comment No. 1 and in Comment No. 2 below. The Company’s proposed disclosure for these pages is attached to this letter as Exhibit A.

2.	In addition, we note your statement on page 100 of your S-4 that Covenant EBITDA and Indenture EBITDA are operating performance measures and not liquidity measures. Since the EBITDA you are discussing is defined in your debt covenants we believe it is a measure of liquidity. Please revise or advise.

The statements on page 100 of the Form S-4 will be revised as requested and a reconciliation to net cash provided by operating activities will be added as indicated in the pages included in Exhibit A.

Note 20 Business segment and geographic location, page F-35

3.	Please refer to prior comment 5. Tell us how you determined that revenues from lease, channel, managed, and mobile satellite services are a group of similar services for purposes of paragraph 37 of FAS 131.

The Company notes the Staff’s comment. Disclosure will be added to Note 20 of the consolidated financial statements for the year ended December 31, 2004 on page F-39 of the Form S-4 as shown below and in the page attached to this letter in Exhibit A.

“Revenue By Service Type – For the years ended December 31, 2002, 2003 and 2004, revenues were derived from the following services:

	2002	2003	2004
Lease	$643,479	$600,446	$690,598
Channel	339,668	306,041	264,616
Managed solutions	7,604	35,196	75,556
Other	1,205	4,435	13,136

Total	$991,956	$946,118	$1,043,905

In future filings, the Company will disclose revenues from external customers for each service as required by paragraph 37 of SFAS 131 in the footnotes to the Company’s annual consolidated financial statements.

Form 10-Q for the Fiscal Quarters ended June 30, 2005

Note 7 Satellite developments, page 13

4.	We note your response to comment 8 and your additional disclosure on page F-9 of your S-4 which states that you recognize revenue under revenue share agreements with other fixed satellite service providers in accordance with EITF 99-19. Please expand your disclosure to state that you recognize revenue from revenue share agreements on a net basis.

Disclosure will be added to Note 2(c) of the Company’s consolidated financial statements for the year ended December 31, 2004 on page F-9 of the Form S-4 as shown below and in the page attached to this letter in Exhibit A.

“The Company recognizes revenue under revenue share agreements with other fixed satellite service providers either on a gross or net basis in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and revenue for all current agreements is recognized on a net basis.”

*    *    *

The Company hopes to file Amendment No. 1 and request acceleration of the effectiveness of the Form S-4 as soon as possible after these comments are resolved and, accordingly, would appreciate receiving any further questions or comments that the Staff may have regarding this letter and the Company’s proposed disclosure at the Staff’s earliest convenience. You should contact the undersigned at (212) 530-5546, Steven Sandretto at (212) 530-5476 or Eric E. Boone at (212) 530-5331.

Sincerely,

/s/ Arnold B. Peinado, III
Arnold B. Peinado, III

cc:	Securities and Exchange Commission:
Inessa Berenbaum
Michele Anderson
Cheryl Grant

Intelsat
J. Robert Medlin
Wenn Smith
Phillip L. Spector
Sajid N. Ajmeri

EXHIBIT A

Sub Holdco. Intelsat Sub Holdco assumed substantially all of the then-existing liabilities of Intelsat Bermuda and Intelsat Bermuda became a guarantor of the obligations under the notes and the senior secured credit facilities. Following the Transfer Transactions, Finance Co. was amalgamated with Intelsat Bermuda. The proceeds of the offering of the discount notes, net of certain fees and expenses, were distributed by Intelsat Bermuda to its parent, Intelsat, Ltd., and by Intelsat, Ltd. to Intelsat Holdings. Intelsat Holdings used those funds to repurchase a portion of the outstanding preferred shares of Intelsat Holdings.

The proceeds from Intelsat, Ltd.’s issuance in November 2003 of the 2008 Senior Notes and the 2013 Senior Notes were approximately $1,074.5 million, net of discount and after deducting $23.3 million of debt issuance costs. We used substantially all of the net proceeds from the sale of the 2008 Senior Notes and the 2013 Senior Notes to finance the Intelsat Americas Transaction and to make our $50.0 million prepayment for a portion of the purchase price of our new IA-9 satellite as described in “—Capital Expenditures.” We used the proceeds from the issuance in April 2002 of the 2012 Senior Notes to repay commercial paper borrowings outstanding at the time of receipt of those proceeds, for general corporate purposes and to repay on August 6, 2002 the $200.0 million principal amount of Eurobond 7 3/8% notes due 2002 that had been outstanding. We incurred debt issuance costs of $7.6 million associated with issuance of the 2012 Senior Notes.

Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $48.7 million as of September 30, 2005 and $56.8 million as of December 31, 2004.

On June 26, 2003, our Intelsat LLC subsidiary entered into amendments to its satellite construction agreements with SS/L, pursuant to which we extinguished a portion of our liability to SS/L to make satellite performance incentive payments for the Intelsat VII/VIIA and IX series satellites manufactured by SS/L in exchange for a total cash payment of $60.0 million. In connection with this transaction, we recorded a $95.0 million reduction in our total satellite performance incentive payment liability. This transaction with SS/L is discussed further in Note 13 to our audited consolidated financial statements included elsewhere in this prospectus.

Consolidated EBITDA and Indenture EBITDA

In addition to EBITDA which is calculated as set forth in “—Results of Operations,” we calculate a measure called Consolidated EBITDA, as defined in our credit agreement dated January 28, 2005 establishing the senior secured credit facilities. Consolidated EBITDA consists of EBITDA as adjusted to exclude certain unusual items, certain other operating expense items and other adjustments permitted in calculating covenant compliance under our credit agreement as described in the table and related footnotes below. Consolidated EBITDA is presented on a pro forma basis, as if our March 2004 acquisition of the Intelsat Americas assets and October 2004 acquisition of the COMSAT General business had occurred as of January 1, 2004. Consolidated EBITDA as presented below is calculated only with respect to Intelsat Sub Holdco and its subsidiaries. Consolidated EBITDA is a material component of certain covenant ratios in our credit agreement that apply to Intelsat Sub Holdco and its subsidiaries, such as the consolidated interest coverage ratio, senior secured leverage ratio and total leverage ratio.

Under our credit agreement, Intelsat Sub Holdco must maintain a pro forma consolidated interest coverage ratio of at least 1.50 to 1.00, and a pro forma secured leverage ratio not greater than 1.50 to 1.00, at the end of each fiscal quarter, and generally may not incur additional indebtedness (subject to certain exceptions) if the total leverage ratio calculated on a pro forma basis at the time of incurrence would exceed 4.75 to 1.00. In addition, under the investments and dividends covenants contained in the credit agreement, the ability of Intelsat Sub Holdco to make investments and pay dividends is restricted by formulas based on the amount of Consolidated EBITDA measured from January 1, 2005 and calculated without making pro forma adjustments.

A measure similar to Consolidated EBITDA, which we refer to as Indenture EBITDA, is a material component of certain covenant ratios under our indentures governing the notes and the discount notes, such as the debt to Indenture EBITDA ratio and the secured indebtedness leverage ratio, and is used to test the permissibility of certain types of transactions under these indentures. Indenture EBITDA as calculated under the indentures is further adjusted by adding the amount of cash distributed by the issuer of the notes or the discount notes, as applicable, to its parent that is ultimately used by Intelsat, Ltd. to pay cash interest expense on its 2008 Senior Notes, 2012 Senior Notes, 2013 Senior Notes and 2005 Eurobond Notes. For indenture purposes, Indenture EBITDA is calculated with respect to the issuer (Intelsat Sub Holdco or Intelsat Bermuda) under the applicable indenture and its subsidiaries. Indenture EBITDA as presented below is calculated for Intelsat Sub Holdco and its subsidiaries. There is currently no difference in the calculation of Indenture EBITDA at Intelsat Sub Holdco as compared to Intelsat Bermuda.

Under our indentures governing the notes and discount notes, Intelsat Sub Holdco and Intelsat Bermuda generally may not incur additional indebtedness (subject to certain exceptions) if the debt to Indenture EBITDA ratio calculated on a pro forma basis at the time of such incurrence would exceed 4.75 to 1.00 in the case of an Intelsat Sub Holdco borrowing and 5.25 to 1.00 in the case of an Intelsat Bermuda borrowing, and each such issuer cannot incur certain liens on indebtedness (subject to certain exceptions) if the secured indebtedness leverage ratio, after giving effect to the incurrence, exceeds 2.00 to 1.00. In addition, under the indenture governing the notes (but not the indenture governing the discount notes), satisfaction of the debt to Indenture EBITDA ratio is generally (subject to certain exceptions) a condition to the making of restricted payments by Intelsat Sub Holdco. Furthermore, under the restricted payments covenants contained in the indentures (subject to certain exceptions), the ability of Intelsat Sub Holdco and Intelsat Bermuda, as applicable, to make restricted payments (including the making of investments and the payment of dividends) is restricted by a formula based on the amount of Indenture EBITDA measured from January 1, 2005 and calculated without making pro forma adjustments.

Intelsat Sub Holdco Consolidated EBITDA was $829.7 million for the year ended December 31, 2004 and $627.4 million for the nine months ended September 30, 2005. Intelsat Sub Holdco Indenture EBITDA was $958.2 million for the year ended December 31, 2004 and $733.6 million for the nine months ended September 30, 2005. A reconciliation of net cash provided by operating activities to net loss, net loss to EBITDA and EBITDA to Consolidated EBITDA and Indenture EBITDA for the year ended December 31, 2004 and the nine months ended September 30, 2005, is as follows:

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
	(dollars in thousands)
Reconciliation of Intelsat, Ltd. Net Cash Provided by Operating Activities to Intelsat, Ltd. Net Loss:
Net cash provided by operating activities	$659,117	$331,683
Depreciation and amortization	(457,372)	(426,266)
Satellite impairment charges	(84,380)	(69,227)
Provision for doubtful accounts	(11,009)	6,475
Foreign currency transaction loss (gain)	(562)	490
Deferred income taxes	(15,105)	(2,241)
Amortization of bond discount and issuance costs	(5,328)	(43,278)
Share in loss of affiliate	(4,670)	(7,526)
Net (gain) loss from curtailment of benefit plans	(628)	—
Changes in assets and liabilities, net of effects of acquisitions	(74,813)	(49,680)
Loss from discontinued operations, net of minority interest	(43,929)	—

Intelsat, Ltd. Net loss	$(38,679)	$(259,570)

Reconciliation of Intelsat, Ltd. Net Loss to Intelsat, Ltd. EBITDA:
Add:
Interest expense	143,399	283,576
Provision for income taxes	18,647	17,217
Depreciation and amortization	457,372	426,266
Subtract:
Interest income	4,530	6,351

Intelsat, Ltd. EBITDA	$576,209	$461,138

Reconciliation of Intelsat, Ltd. EBITDA to Intelsat Sub Holdco Consolidated EBITDA:
(Subtract) Add:
Employee, office and benefit costs (1)	20,897	10,973
Intercompany charges (2)	19,865	4,559
One-time charges associated with cancelled securities offering (3)	4,103	—
Loral pro forma (4)	22,027	—
COMSAT General pro forma (4)	21,473	—
Compensation and benefits adjustment (5)	7,111	12,635
Restructuring costs (6)	6,640	263
Acquisition Transactions-related expenses (7)	7,462	55,836
Equity investment losses (8)	4,670	7,526
Satellite impairment charge (9)	84,380	69,227
Loss from discontinued operations (10)	43,929	—
Non-recurring and unusual gains/losses (11)	10,926	7,578
Non-cash income (12)	—	(2,296)

Intelsat Sub Holdco Consolidated EBITDA	$829,692	$627,439

Add:
Intelsat, Ltd. notes interest expense (13)	128,500	86,896

Intelsat Sub Holdco Indenture EBITDA	$958,192	$714,335

(1)	Represents expenses incurred at Intelsat, Ltd. for employee salaries and benefits and office operating costs.
(2)	Intercompany expenses incurred by Intelsat, Ltd. for services provided by Intelsat Sub Holdco.
(3)	Represents one-time charges to write-off costs associated with our proposed initial public offering that was cancelled.
(4)	Represents pro forma adjustments to reflect the Intelsat Americas and COMSAT General Transactions as if they had occurred as of January 1, 2004.
(5)	Reflects the portion of the expenses incurred relating to our equity compensation plans, defined benefit pension plan and other post-retirement benefits that are excludable under the definition of Consolidated EBITDA.
(6)	Reflects the severance costs associated with headcount reductions that were implemented during 2004.
(7)	Reflects expenses incurred in connection with the Acquisition Transactions, consisting of retention bonuses to key employees and legal and other professional fees, including the monitoring, advisory and consulting fees paid to the Sponsors (and their designated entities) pursuant to the monitoring fee agreement.
(8)	Represents losses incurred under the equity method of accounting relating to our investment in WildBlue Communications, Inc.
(9)	Represents the non-cash impairment charge recorded in the fourth quarter of 2004 to write down the net book value of the IA-7 satellite to its estimated fair value due to the anomaly experienced in November 2004 and to write off the net book value of the IS-804 satellite due to its failure in the first quarter 2005.
(10)	Reflects the loss from discontinued operations of our investment in Galaxy Holdings.
(11)	Consolidated EBITDA and Indenture EBITDA include certain non-recurring and unusual gains and losses. The adjustments applied in calculating Consolidated EBITDA and Indenture EBITDA principally reflect the write-off of costs relating to a contemplated initial public offering that was withdrawn, temporary expenses incurred for transition services relating to the Intelsat Americas Transaction, a litigation reserve and a net loss from the curtailment of benefit plans.
(12)	Represents non-cash income related to the recognition of deferred revenue on a straight-line basis of prepaid capacity leases.
(13)	Reflects cash interest expense paid during 2004 and the first nine months of 2005 on the 2008 Senior Notes, the 2012 Senior Notes, the 2013 Senior Notes and the 2005 Eurobond Notes.

We expect Consolidated EBITDA and Indenture EBITDA to be affected by the same trends that affect EBITDA. We use our Consolidated EBITDA and Indenture EBITDA as additional criteria for evaluating our performance relative to that of our peers. We believe that the inclusion of Consolidated EBITDA and Indenture EBITDA in this prospectus is appropriate to provide additional information to investors about the calculation of certain covenants in our credit agreement and the indentures for the notes and the discount notes as mentioned above. As of September 30, 2005, we believe we were in compliance with the covenants under our credit agreement and the indentures for the notes and the discount notes. We believe that some investors may use Consolidated EBITDA and Indenture EBITDA to evaluate our liquidity and our financial condition. Consolidated EBITDA and Indenture EBITDA are not measures of financial performance under U.S. GAAP, and our Consolidated EBITDA and Indenture EBITDA may not be comparable to similarly titled measures of other companies. You should not consider Consolidated EBITDA or Indenture EBITDA as an alternative to operating or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

Receivables

Our receivables, net totaled $233.6 million at September 30, 2005 and $228.3 million at December 31, 2004. Of these amounts, our gross trade receivables, consisting of total billed and unbilled service charges, were $249.0 million at September 30, 2005 and $252.3 million at December 31, 2004. The difference in both periods represented the allowance for doubtful accounts and other receivables.

Our pre-privatization billing policy required payments from customers to be made quarterly in arrears. Our billing policy applicable to service agreements entered into after privatization generally requires payments to be made monthly in arrears. We expect a downward trend in receivables as the portion of our services being provided under service agreements with monthly, as compared to quarterly, in arrears payment terms increases. In addition to our billing policy, our collateral profile has changed as a result of the Acquisition Transactions. Previously, the investment share of the Signatories and Investing Entities, which were also our principal customers, was considered to be collateral for services provided. As a result of the

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except percentages and share and per share amounts)

(b) Principles of consolidation

The consolidated financial statements include the accounts of Intelsat its wholly owned subsidiaries and its affiliates in which the Company has an ownership stake greater than 50% and has the ability to exercise control over operating and financial policies, or which are variable interest entities in which Intelsat is the primary beneficiary. All significant intercompany account balances and transactions have been eliminated in consolidation.

(c) Revenue recognition

Revenue results primarily from satellite utilization charges and, to a lesser extent, from providing managed services to Intelsat’s customers. Managed services combine satellite capacity, teleport facilities, satellite communications hardware and fiber optic cable and other ground facilities to provide bundled, broadband and private network services to Intelsat’s customers. Revenue is recognized over the period during which services are provided as long as collection of the related receivable is reasonably assured. Amounts received from customers pursuant to satellite capacity prepayment options are recorded in the consolidated financial statements as deferred revenue. These deferred amounts are recognized as revenue on a straight-line basis over the respective agreement terms. The Company recognizes revenue under revenue share agreements with other fixed satellite service providers either on a gross or net basis in accordance with Emerging Issues Task Force (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and revenue for all current agreements is recognized on a net basis. The Company maintains an allowance for doubtful accounts for customers’ receivables where the collection of such receivables is uncertain.

(d) Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of 90 days or less. Cash equivalents consist of investments in treasury bills and time deposits with banks. Carrying amounts approximate market value.

(e) Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. All investments have been classified as available-for-sale securities as of December 31, 2004 and are included in other assets in the accompanying consolidated balance sheets. Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported as accumulated other comprehensive income (loss). Realized gains and losses and declines in fair value that are determined to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in interest expense, net and other income, net, respectively. As of each of December 31, 2003 and 2004, the cost basis of available-for-sale securities was $10,203. As of December 31, 2003 and 2004, the fair value of available-for-sale securities was $12,466 and $13,678, respectively.

(f) Satellites and other property and equipment

Satellites and other property and equipment are stated at cost and consist primarily of the costs of satellite construction and launch, including premiums for launch insurance and

F-9

INTELSAT, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except percentages and share and per share amounts)

along with a petition for declaratory ruling seeking an FCC determination that Intelsat is in compliance with the certification requirements of the ORBIT Act. The FCC established deadlines of February 14, 2005 and March 1, 2005 for interested parties to file comments on the petition for declaratory ruling. Two parties filed comments in support of Intelsat’s petition for declaratory ruling, and one party filed comments in opposition thereof. Intelsat filed a reply to the comments in opposition. Intelsat believes that the restriction on Intelsat North America LLC’s ability to provide capacity for DTH services would cease to apply if the FCC determines, after notice and comment, that Intelsat is in compliance with these certification requirements. However, Intelsat cannot be certain how or when the FCC will rule on the petition.

Note 20 Business segment and geographic information

Intelsat operates in a single industry segment, in which it provides satellite services to its communications customers around the world. Intelsat’s shareholders generated approximately 78%, 53% and 43% of revenue in 2002, 2003 and 2004, respectively. Subsequent to the Acquisition Transactions on January 28, 2005, Intelsat does not provide significant services to its shareholders.

The geographic distribution of Intelsat’s revenue was as follows:

	Years Ended December 31,
	2002	2003	2004
North America and the Caribbean	24%	27%	37%
Europe	29%	25%	22%
Asia Pacific	17%	17%	12%
Sub-Saharan Africa	11%	13%	14%
Latin America	13%	11%	9%
Middle East and North Africa	6%	7%	6%

Approximately 12%, 5%, and 4% of Intelsat’s revenue was derived from its largest customer in 2002, 2003 and 2004, respectively. No other single customer accounted for more than 5% of revenue in any of those years. The ten largest customers accounted for approximately 36% of Intelsat’s revenue in 2002, approximately 35% of Intelsat’s revenue in 2003, and approximately 28% of Intelsat’s revenue in 2004. Revenue by region is based on the locations of customers to which services are billed.

Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Revenue By Service Type – For the years ended December 31, 2002, 2003 and 2004, revenues were derived from the following services:

	2002	2003	2004
Lease	$643,479	$600,446	$690,598
Channel	339,668	306,041	264,616
Managed solutions	7,604	35,196	75,556
Other	1,205	4,435	13,136

Total	$991,956	$946,118	$1,043,906

F-39